Exhibit 12

K&L GATES		Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street NW
Washington DC 20006-1600

T 202.778.9000 www.klgates.com

August 6, 2007
W & R Target Funds, Inc.
6300 Lamar Avenue
Overland Park, Kansas 66201

Re:	Reorganization to Combine Two Series of a Maryland Corporation

Ladies and Gentlemen:

W & R Target Funds, Inc., a Maryland corporation ("Corporation"), on behalf of Limited-Term Bond Portfolio ("Acquired Fund") and Bond Portfolio ("Acquiring Fund"), each a segregated portfolio of assets ("series") thereof, has requested our opinion as to certain federal income tax consequences of Acquiring Fund's proposed acquisition of Acquired Fund pursuant to a Plan of Reorganization and Termination duly adopted by Corporation's Board of Directors ("Board") at a meeting thereof duly held on February 28, 2007 ("Plan").[1] The Plan contemplates the transactions comprising the Reorganization (i.e., Acquiring Fund's acquisition of all the Assets in exchange solely for Acquiring Fund Shares and Acquiring Fund's assumption of all of the Liabilities, followed by Acquired Fund's distribution of those shares pro rata to its Shareholders in liquidation thereof).

[1] Each capitalized term that is not defined herein has the meaning ascribed thereto in the Plan.

In rendering this opinion, we have examined (1)  the Plan, (2)  the Combined Proxy Statement and Prospectus dated June 5, 2007, regarding the Reorganization that was furnished in connection with the solicitation of proxies by the Board, on Acquired Fund's behalf, for use at a special meeting of Acquired Fund's shareholders that was held on July 19, 2007, and (3)  other documents we have deemed necessary or appropriate for the purposes hereof (collectively, "Documents"). We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents. As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties made in the Plan (as contemplated in paragraph 4.3(o) thereof) (collectively, "Representations"). We have assumed that any Representation made "to the knowledge and belief" (or similar qualification) of any person or party is correct without that qualification as of 9:00 a.m., Central Time, on the date hereof ("Effective Time"). We have also assumed that as to all matters for which a person or entity has represented that such person is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is and was no such plan, intention, understanding, or agreement. Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

OPINION

Based solely on the facts and assumptions described above, and conditioned on the Representations' being true and complete at the Effective Time and the Reorganization's being consummated in accordance with the Plan (without the waiver or modification of any terms or conditions thereof), our opinion is as follows:

(1)
Acquiring Fund's acquisition of the Assets in exchange solely for Acquiring Fund Shares and its assumption of the Liabilities, followed by Acquired Fund's distribution of those shares pro rata to the Shareholders actually or constructively in exchange for their Acquired Fund Shares, in complete liquidation of Acquired Fund, will qualify as a "reorganization" (as defined in section 368(a)(1)(D)2), and each Fund will be "a party to a reorganization" (within the meaning of section 368(b));

(2)
Acquired Fund will recognize no gain or loss on the transfer of the Assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and Acquiring Fund's assumption of the Liabilities or on the subsequent distribution of those shares to the Shareholders in exchange for their Acquired Fund Shares;

	(3)	Acquiring Fund will recognize no gain or loss on its receipt of the Assets in exchange solely for Acquiring Fund Shares and its assumption of the Liabilities;

(4)
Acquiring Fund's basis in each Asset will be the same as Acquired Fund's basis therein immediately before the Reorganization, and Acquiring Fund's holding period for each Asset will include Acquired Fund's holding period therefor (except where Acquiring Fund's investment activities have the effect of reducing or eliminating an Asset's holding period);

	(5)	A Shareholder will recognize no gain or loss on the exchange of all its Acquired Fund Shares solely for Acquiring Fund Shares pursuant to the Reorganization; and

(6)
A Shareholder's aggregate basis in the Acquiring Fund Shares it receives in the Reorganization will be the same as the aggregate basis in its Acquired Fund Shares it actually or constructively surrenders in exchange for those Acquiring Fund Shares, and its holding period for those Acquiring Fund Shares will include, in each instance, its holding period for those Acquired Fund Shares, provided the Shareholder holds them as capital assets at the Effective Time.

[2] "Section" references are to the Internal Revenue Code of 1986, as amended ("Code").

Notwithstanding anything herein to the contrary, we express no opinion as to the effect of the Reorganization on either Fund or any Shareholder with respect to any Asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the regulations thereunder, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service ("Service") in existence on the date hereof. All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification. Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court. Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith). Our opinion also applies only to the extent each Fund is solvent, and we express no opinion about the tax treatment of the transactions described herein if either Fund is insolvent. Finally, our opinion is solely for the addressee's information and use and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,

/s/ Kirkpatrick & Lockhart Preston Gates Ellis LLP

KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP